Aeroflex Incorporated
35 South Service Road
P.O. Box 6022
Plainview, New York 11803

November 15, 2010

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Russell Mancuso, Branch Chief

Re:	Aeroflex Incorporated and co-registrants
Registration Statement on Form S-1
Filed October 7, 2010
File No. 333-169799
Request for Acceleration of Effectiveness

Dear Mr. Mancuso:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, Aeroflex Incorporated (“Aeroflex”) and each of the undersigned co-registrant subsidiaries (collectively with Aeroflex, the “Company”) respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s referenced Registration Statement on Form S-1 (the “Registration Statement”) to Monday, November 15, 2010, at 4:00 p.m., New York City time, or as soon as practicable thereafter.  The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate telephone notice of effectiveness of the Registration Statement to the Company’s counsel, Gary T. Moomjian, Esq. at (516) 937-5900.

Very truly yours,

Aeroflex Incorporated

By:	/s/ Charles Badlato
Name:	Charles Badlato
Title:	Vice President – Treasurer

Aeroflex Colorado Springs, Inc.
Aeroflex High Speed Test Solutions, Inc.
Aeroflex/Inmet, Inc.
Aeroflex/KDI, Inc.
Aeroflex/Metelics, Inc.
Aeroflex Microelectronic Solutions, Inc.
Aeroflex Plainview, Inc.
Aeroflex/Weinschel, Inc.
Aeroflex Wichita, Inc.
Aeroflex Bloomingdale, Inc.
Aeroflex RAD, Inc.
AIF Corp.
Comar Products Inc.
IFR Finance, Inc.
IFR Systems, Inc.
MCE Asia, Inc.
Micro-Metrics, Inc.
VI Technology Inc.
Aeroflex Acquisition One, Inc.
Aeroflex Acquisition Two, Inc.
Aeroflex Acquisition Three, Inc.

By:	/s/ Charles Badlato
Name:	Charles Badlato
Title:	Assistant Secretary

cc:  Allicia Lam